Exhibit 99.1

News Release
#14-xx	CONTACT:
Greg Powell
Vice President, Investor Relations
B/E Aerospace
(561) 791-5000 ext. 1450

B/E AEROSPACE ANNOUNCES INDUCEMENT GRANT
TO NEW CFO UNDER NASDAQ LISTING RULE 5635(C)(4)

WELLINGTON, FL, November 1, 2014 – B/E Aerospace, Inc. (NASDAQ: BEAV), the world’s leading manufacturer of aircraft cabin interior products and the world’s leading provider of aerospace fasteners, consumables and logistics services, today announced an inducement grant under NASDAQ Listing Rule 5635(c)(4).

As previously announced, Joseph T. Lower joined B/E Aerospace, Inc. (“B/E Aerospace” or the “Company”) as Vice President, Finance, effective November 1, 2014.  Mr. Lower will be appointed Vice President and Chief Financial Officer of B/E Aerospace upon the effectiveness of the separation of KLX Inc. from B/E Aerospace.  As an inducement for Mr. Lower to accept employment with B/E Aerospace, effective November 1, 2014, Mr. Lower was awarded a grant of 30,894 shares of restricted stock that are intended to qualify as an inducement grant pursuant to the NASDAQ Listing Rules.  Of this grant, 14,775 shares will vest on each of November 1, 2015 and November 1, 2016, and 1,344 shares will vest on November 1, 2017.  As is customary, any outstanding unvested shares would accelerate upon termination not for cause (as defined), for good reason (as defined), upon a change of control, or upon Mr. Lower’s death, incapacity or disability.

About B/E Aerospace, Inc.
B/E Aerospace is the world’s leading manufacturer of aircraft cabin interior products and the world’s leading provider of aerospace fasteners, consumables and logistics services. B/E Aerospace designs, develops and manufactures a broad range of products for both commercial aircraft and business jets. B/E Aerospace manufactured products include aircraft cabin seating, lighting systems, oxygen systems, food and beverage preparation and storage equipment, galley systems, and modular lavatory systems. The Company also provides cabin interior reconfiguration, program management and certification services. The Company provides aerospace fasteners, consumables and logistics services as well as oilfield services and associated rental equipment. B/E Aerospace sells and supports its products through its own global direct sales and product support organization. For more information, visit the B/E Aerospace website at www.beaerospace.com.

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